UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: November 2, 2007                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

IMA EXPLORATION INC.


                                                    SECURITY CLASS

                                                    HOLDER ACCOUNT NUMBER






FORM OF PROXY - ANNUAL AND SPECIAL MEETING TO BE HELD ON DECEMBER 4, 2007


THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
     corporation   or  another   individual  you  may  be  required  to  provide
     documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

          PROXIES SUBMITTED MUST BE RECEIVED BY 10:00 AM, PACFIC TIME,
                             ON NOVEMBER 20, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE                  TO VOTE USING THE INTERNET
O Call the number listed BELOW               O Go to the following web site:
  from a touch tone telephone.                 www.investorvote.com
1-866-732-VOTE (8683) TOLL FREE

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER             HOLDER ACCOUNT NUMBER              ACCESS NUMBER

APPOINTMENT OF PROXYHOLDER

The undersigned shareholder of IMA Exploration Inc.(the "Company") hereby appoints: JOSEPH GROSSO, the President, Chief Executive Officer and a director of the Company, or failing him, ARTHUR LANG, the CFO, Secretary and a director of the Company.

                                       OR

_______________________________ PRINT THE NAME OF THE PERSON YOU ARE APPOINTING IF THIS PERSON IS SOMEONE OTHER THAN THE MANAGEMENT NOMINEES LISTED HEREIN

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of IMA Exploration Inc. to be held in the Ferguson Room, at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on December 4, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

                                                               FOR       AGAINST
1.   DETERMINE NUMBER OF DIRECTORS
     To determine the number of Directors at eight.            _____      _____

                                                               FOR      WITHHOLD
2.   ELECTION OF DIRECTORS
     01.  Joseph Grosso                                        _____      _____

     02.  Arthur Lang                                          _____      _____

     03.  R. Stuart (Tookie) Angus                             _____      _____

     04.  Chet Idziszek                                        _____      _____

     05.  David  Terry                                         _____      _____

     06.  Leonard Harris                                       _____      _____

     07.  David Horton                                         _____      _____

     08.  Jerry Minni                                          _____      _____


3.   APPOINTMENT OF AUDITORS
     To appoint PricewaterhouseCoopers LLP as auditors
     for the Company and to authorize the Audit Committee
     to fix their remuneration.                                _____      _____

                                                               FOR      AGAINST
4.   STOCK OPTION PLAN
     To consider, and if thought fit, to pass an
     ordinary resolution to ratify and approve the
     Company's stock option plan.                              _____      _____

________________________________________________________________________________

AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


________________________________________           _____________________________
SIGNATURE(S)                                       DATE